Philadelphia Litigation

                                      Norfolk, Virginia -- October 26, 1996


                            M E M O R A N D U M

               Norfolk Southern initiated, at the same time it filed its tender offer for the purchase of Conrail at $100 per share, litigation in the United States District Court for the Eastern District of Pennsylvania. The object of the litigation is to give Conrail shareholders, if they wish, the opportunity to accept Norfolk Southern's $100 per share offer.

               The litigation is not, as popularly reported, an attack on the Pennsylvania anti-takeover laws. Norfolk Southern's complaint does not seek the invalidation of a single provision of Pennsylvania law. Rather, Norfolk Southern alleges that under Federal securities laws, under Pennsylvania corporate law, and under Conrail's own articles and bylaws, the actions taken by Conrail and CSX to keep Conrail shareholders from having the opportunity to accept Norfolk Southern's $100 per share offer are improper and illegal.

               When a corporation such as Conrail has decided it will not remain independent, Norfolk Southern believes that the law requires it to act fairly in the interests of its shareholders and other constituencies, as opposed to acting for the personal interests of officers and directors.

               The complaint alleges that Conrail failed to disclose to its shareholders that a better offer was available from Norfolk Southern. It also alleges that as recently as 1994 it had been receptive to a combination with Norfolk Southern; that the CSX transaction is increasing the Conrail CEO's salary and bonus from $539,278 to approximately $2,497,500; that the $300,000,000 breakup fee and the 16 million share option [as opposed to being compensatory] actually penalize better offers; that Conrail may not take corporate actions (such as selective application of a provision of the Pennsylvania law or of its poison pill) designed fend off all other proposals, no matter how good; and that Conrail has impermissibly acted to restrict the rights of its shareholders to elect directors who can pass on combination proposals.

               The complaint alleges that such actions have breached Conrail's fiduciary duties to its stockholders, that the attempt to tie the hands of directors who may be elected in the future violates Pennsylvania law and Conrail's own articles and bylaws, that the failure to disclose some of these matters violates the Federal securities laws, and that a provision of the Pennsylvania anti-takeover law does not permit selective opting out -- a corporation is either in or out.

               The complaint seeks declaratory and injunctive relief and damages. In view of the CSX/Conrail timetable, Norfolk Southern is also seeking expedited proceedings, in order to get relief before the transaction is already accomplished. A hearing has been set for November 12.